Exhibit 99.5

ANNUAL GENERAL MEETING

OF ARGENX SE

EXPLANATORY NOTES

The following items on the agenda of the meeting of argenx SE (the “Company”) shall be discussed and/or put to a vote. The numbers in the list correspond to the numbers on the agenda.

2.       Report on the 2019 financial year (discussion item)

This agenda item includes an account of the financial year 2019.

3.       Adoption of the new remuneration policy (voting item)

The proposed remuneration policy is designed to bring the remuneration policy (the “Policy”) in line with the necessary requirements as introduced by the Directive (EU) 2017/828 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement (the “Directive”) which Directive is implemented in the Dutch Civil Code as per 1 December 2019, whereas the Policy applies to the remuneration of non-executive members of the board as well.

4.       Approval of the 2019 remuneration report (advisory non-binding voting item)

In accordance with the Directive, the shareholders are asked to vote (which is an advisory non-binding vote) on the remuneration report, which provides a comprehensive overview of the remuneration paid to our CEO, senior management and non-executive directors for the 2019 financial year.

5.        Discussion and adoption of the 2019 annual report and annual accounts:

5a.       Discussion of the 2019 annual report (discussion item)

This agenda item includes the discussion of the 2019 annual report.

5b.       Adoption of the 2019 annual accounts (voting item)

This agenda item includes the proposal to adopt the 2019 annual accounts.

5c.        Corporate governance statement (discussion item)

This agenda item includes the discussion of the Company’s corporate governance section of the annual report.

5d.       Allocation of losses of the Company in the financial year 2019 to the retained earnings of the Company (voting item)

It is proposed to allocate the losses of the Company in the financial year 2019 to the retained earnings of the Company.

5e.        Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2019 (voting item)

It is proposed to release the members of the board of directors of the Company (the “Board”) from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting prior to the adoption of the annual accounts.

argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com — www.argenx.com

6.       Re-appointment of Pamela Klein as non-executive director to the board of directors of the Company (voting item)

The Board proposes to appoint Pamela Klein as a non-executive director of the Company with effect from the date of this general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2024, which is the fourth year after the year of the appointment. The proposed appointment is in accordance with the Company’s articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company’s profile for the non-executive directors which is available on the Company website.

In making this proposal, the Board has taken into consideration Pamela Klein’s skills, knowledge and expertise built up during his career and his contribution and performance as non-executive director of the Company.

Biography

Dr. Pamela Klein (°1961) has served as a member of our board of directors since April 2016. Dr. Klein is a principal and founder of PMK BioResearch, which offers strategic consulting in oncology drug development to corporate boards, management teams and the investment community, a position she has held since 2008. She currently serves as a member of various scientific advisory boards and board of directors (Spring Bank Pharmaceuticals, Patrys, I-Mab Biopharma). Previously, Dr. Klein spent seven years at the National Cancer Institute as Research Director of the NCI-Navy Breast Center, after which she joined Genentech and was VP, Development until 2001. She served as Chief Medical Officer for Intellikine which was acquired by Takeda. She was previously Vice President, Development for Genentech. Dr. Klein holds a Bachelor’s degree in biology from California State University and an M. D. from Stritch School of Medicine, Loyola University Chicago and is trained in internal medicine and medical oncology.

As non-executive director Pamela Klein has been awarded 45.000 share options under the argenx option plan and she doesn’t hold any shares in the company.

7.       Authorization of the board of directors to grant rights to subscribe for shares in the capital of the Company up to a maximum of 4% of the outstanding capital at the date of the general meeting, pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the general meeting and to limit or exclude statutory pre-emptive rights, if any (voting item)

Equity based compensation is essential to our talent acquisition and retention strategy, both for our short- and long-term strategic business plan. Based on data on the level of equity compensation necessary to make market competitive grants to executives and broad-based employees, the Company anticipates needing up to 4% of its fully diluted common shares outstanding. The Company’s ability to recruit the best talent will be critical for its ongoing success.

The shareholders are asked to renew the authorization of the board to grant stock options (rights to subscribe for shares) up to a maximum of 4% of the outstanding capital for a period of 18 months after the date of this extraordinary general meeting and in relation thereto to limit or exclude the statutory argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com — www.argenx.com

pre-emptive rights, if any. When adopted, this authorization will replace the authorization granted during the annual general meeting of argenx SE held on 25 November 2019.

We note that this 4% authorization is below the 50th percentile annual burn rate of comparable pre-commercial companies in the United States.

8.     Authorization of the board of directors to issue shares and grant rights to subscribe for shares in the share capital of the Company up to a maximum of 10% of the outstanding capital at the date of the general meeting for a period of 18 months from the general meeting and to limit or exclude statutory pre-emptive rights (voting item)

This agenda item proposes to designate the Board as the corporate body competent to issue ordinary shares in the capital of the Company and grant rights to subscribe for ordinary shares in the capital of the Company at any time during a period of 18 months as of the date of this general meeting up to a maximum of 10% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of this general meeting and in relation thereto to limit or exclude the statutory pre-emptive rights. For the avoidance of doubt: this authorization is in addition to the authorization to issue shares pursuant to the grant and exercise of stock options, as proposed to be granted under item 7. of the agenda.

9.       Authorization of the board of directors to issue additional shares in the share capital of the company up to a maximum of 10% of the outstanding share capital at the date of the general meeting (in addition to the authorizations under 7 and 8), for a period starting on the date of this general meeting and ending on 31 December 2020, for the purpose of a possible public offering of such shares and to limit or exclude statutory pre-emptive rights (voting item)

This agenda item proposes to designate the Board as the corporate body competent to issue ordinary shares in the capital of the Company and grant rights to subscribe for ordinary shares in the capital of the Company at any time during a period leading up to and including 31 December 2020 up to a maximum of 10% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of this general meeting and in relation thereto to limit or exclude the statutory pre-emptive rights. The new shares are to be issued to finance a further acceleration of the Company’s business plan following positive clinical data. For the avoidance of doubt: this authorization is in addition to the authorization to issue shares pursuant to the exercise of stock options as proposed to be granted under item 7. of the agenda and in addition to the authorization to issue shares pursuant to item 8. of the agenda.

10.        Appointment of Deloitte Accountants B.V. as external auditor of the Company for the 2020 financial year (voting item)

This agenda item proposes to the general meeting of shareholders to appoint Deloitte Accountants B.V. as the external auditor of the Company for the 2020 financial year.

argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com — www.argenx.com